October 28, 2024

Robert M. Hayes
Chief Executive Officer
Sharps Technology, Inc.
105 Maxess Road
Melville, NY 11747

       Re: Sharps Technology, Inc.
           Registration Statement on Form S-3
           Filed October 23, 2024
           File No. 333-282796
Dear Robert M. Hayes:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. Please provide us with your analysis regarding how you meet the eligibility requirements to file on Form S-3. It does not appear that you filed in a timely manner all reports required to be filed in the past 12 months as required by General Instruction
       I.A.3(b) of Form S-3. We note that the Form 8-K filed on July 30, 2024 in connection with the amendment to your Articles of Incorporation on July 23, 2024 to increase your total number of authorized shares of common stock does not appear to have been timely filed. Refer to Securities Act Forms C&DI 115.06 for additional guidance.
 October 28, 2024
Page 2
Exhibits

2. We note your disclosure on page 11 that "[i]n accordance with the terms of a registration rights agreement with the selling shareholders, this prospectus generally covers the resale of the shares of Common Stock issued to the selling shareholders in the as described above." Please file the registration rights agreement as an exhibit to this registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Arthur Marcus, Esq.